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Exhibit 12

Principal Financial Group, Inc.
Computation of Earnings to Fixed Charges Ratio

		For the years ended December 31,
		2006	2005	2004	2003	2002
		($ in millions)
1.	Income from continuing operations before income taxes	$1,328.7	$1,123.7	$879.1	$820.3	$371.5
2.	Interest expense	89.5	81.1	96.9	117.5	99.7
3.	Interest factor of rental expense	11.1	7.0	4.6	4.8	8.0
4.	Undistributed income from equity investees	(62.7)	(34.1)	(19.4)	(18.3)	4.3

5.	Earnings before interest credited on investment products	1,366.6	1,177.7	961.2	924.3	483.5
6.	Interest credited on investment products	901.1	832.2	763.7	735.7	743.4

7.	Earnings	$2,267.7	$2,009.9	$1,724.9	$1,660.0	$1,226.9

8.	Interest expense	$89.5	$81.1	$96.9	$117.5	$99.7
9.	Interest factor of rental expense	11.1	7.0	4.6	4.8	8.0
10.	Preferred stock dividends by registrant	33.0	17.7	—	—	—
11.	Preferred stock dividend requirements of majority-owned subsidiaries (non-intercompany)	—	—	—	1.2	0.4

12.	Fixed charges before interest credited on investment products	133.6	105.8	101.5	123.5	108.1
13.	Interest credited on investment products	901.1	832.2	763.7	735.7	743.4

14.	Fixed charges	$1,034.7	$938.0	$865.2	$859.2	$851.5

15.	Ratio of earnings to fixed charges before interest credited on investment products (Line item 5/Line item 12)	10.2	11.1	9.5	7.5	4.5
16.	Ratio of earnings to fixed charges (Line item 7/ Line item 14)	2.2	2.1	2.0	1.9	1.4

243

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